UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Other Events

On November 13, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $5.0 million of our ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) and warrants to purchase ordinary shares in a registered direct offering. The combined effective purchase price for each ordinary share (or pre-funded warrant) and associated warrant to purchase one ordinary share will be $1.20. Under the terms of the securities purchase agreement, we have agreed to issue 4,166,667 ordinary shares (or pre-funded warrant in lieu thereof) and warrants (the “Warrants”) to purchase up to an aggregate of 4,166,667 shares. The Warrants will be exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $1.20 per share.

Exhibits

Exhibit No.	Exhibit
99.1	Mainz Biomed Announces Pricing of $5.0 million Registered Direct Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2023	By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

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